As filed with the Securities and Exchange Commission on June 27, 2006.

1934 Act File No. 1-10882

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

AEGON USA

PRODUCERS’ STOCK PURCHASE PLAN

(Full title of the plan and the address of the plan, if

different from that of the issuer named below)

AEGON N.V.

AEGONplein 50

2591 TV The Hague

The Netherlands

(Name of the issuer of the securities held pursuant to

the plan and the address of its principal executive office)

REQUIRED INFORMATION

FINANCIAL STATEMENTS

The financial statements of the AEGON USA Producers’ Stock Purchase Plan (the “Plan”) filed as part of this Annual Report have been prepared in accordance with U.S. generally accepted accounting principles.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS

AEGON USA Producers’ Stock Purchase Plan and Plan Trust

Years Ended December 31, 2005, 2004, and 2003

AEGON USA Producers’ Stock

Purchase Plan and Plan Trust

Financial Statements

Years Ended December 31, 2005, 2004, and 2003

Report of Independent Registered Public Accounting Firm

The Board of Trustees

AEGON USA Producers’ Stock Purchase Plan and Plan Trust

We have audited the accompanying statements of financial condition of the AEGON USA Producers’ Stock Purchase Plan and Plan Trust as of December 31, 2005 and 2004, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the AEGON USA Producers’ Stock Purchase Plan and Plan Trust at December 31, 2005 and 2004, and the changes in its income and changes in plan equity for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Des Moines, Iowa

May 17, 2006

AEGON USA Producers’ Stock

Purchase Plan and Plan Trust

Statements of Financial Condition

	December 31
	2005	2004
Assets
Investments – Vested common stock of AEGON N.V. held in trust, at fair value:
2,737,912 shares (2004 – 2,694,850 shares); cost $58,366,122 (2004 – $58,041,042)	$44,682,723	$36,946,393
Investments – Non-vested common stock of AEGON N.V. held in trust, at fair value:
108,560 shares (2004 – 112,911 shares); cost $2,129,104 (2004 – $2,159,944)	1,771,699	1,548,010
Contributions receivable from participants	357,111	338,535
Cash	92,417	114,749

Plan equity	$46,903,950	$38,947,687

See accompanying notes.

AEGON USA Producers’ Stock

Purchase Plan and Plan Trust

Statements of Income and Changes in Plan Equity

	Year Ended December 31
	2005	2004	2003
Investment gain (loss):
Change in net unrealized appreciation (depreciation) in fair value of investments	$7,665,779	$(1,959,080)	$7,241,615
Realized losses on investments	(13,564)	(8,988)	(531,300)
Dividends	1,310,336	1,097,411	478,103

	8,962,551	(870,657)	7,188,418
Contributions:
Participants	5,427,877	6,240,324	6,408,550
Participating companies	1,052,927	1,145,737	1,258,963

	6,480,804	7,386,061	7,667,513

Benefits paid to participants	(7,487,092)	(5,506,404)	(4,591,899)

Net increase in plan equity	7,956,263	1,009,000	10,264,032
Plan equity at beginning of year	38,947,687	37,938,687	27,674,655

Plan equity at end of year	$46,903,950	$38,947,687	$37,938,687

See accompanying notes.

AEGON USA Producers’ Stock

Purchase Plan and Plan Trust

Notes to Financial Statements

December 31, 2005

1. Description of Plan

The following description of the AEGON USA Producers’ Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan’s prospectus for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary stock purchase plan established for designated sales agents and representatives of the following participating companies: Life Investors Insurance Company of America, Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company, Transamerica Financial Advisors Inc., Transamerica Financial Life Insurance Company, Peoples Benefit Life Insurance Company, Western Reserve Life Assurance Co. of Ohio, Zahorik Company Inc., and World Financial Group (referred to as the Participating Company or Companies). Massachusetts Fidelity Trust Company, an affiliate of the Participating Companies, is the Trustee. AEGON USA, Inc., an affiliate of the Participating Companies, provides administrative services to the Plan. All vested plan assets are held by the AEGON USA Producers’ Stock Purchase Plan Trust (the Trust). The Trust’s assets include AEGON N.V. common stock (common stock) and temporary cash held solely for reinvestment or distribution of cash dividends, as well as for cash withdrawals of fractional shares. The common stock of AEGON N.V. is quoted on the stock exchanges in Amsterdam, New York (NYSE), Tokyo, London, Basle, Frankfurt, Geneva, and Zurich. The Trust holds all vested shares attributable to voluntary participant and Participating Company contributions. The Trustee purchases whole shares of AEGON N.V. common stock to offset the liability corresponding to the Participating Companies’ contributions and holds these shares separately until vested.

Participation

Participation is voluntary and available to individual sales agents and representatives who are currently licensed or contracted with a Participating Company and who meet specific eligibility requirements established by the Participating Companies. These specific requirements are generally based on production credits or sales quotas.

AEGON USA Producers’ Stock

Purchase Plan and Plan Trust

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions

Participants may contribute a percentage of their commissions as determined by the Participating Companies. However, voluntary participant contributions may not exceed the lesser of $120,000 or 25% of a participant’s commissions in any plan year.

Contributions from Participating Companies are determined by specific formulas as designed by those Participating Companies. Additional amounts may also be contributed to the Plan at the discretion of each of the Participating Companies.

Dividends

In the event that dividends are paid on vested common stock held by the Trust, the participant may elect to receive the dividends in cash or to reinvest the proceeds in additional shares of common stock. All dividends paid on non-vested shares are automatically reinvested.

Vesting

All participant contributions are vested 100%. Participating Company contributions vest at a rate of 10% for each full calendar year that a participant is active in the Plan. Notwithstanding these general vesting requirements, participants who began participation in the Plan within three months after the Plan became effective for their Participating Company were granted years of service for vesting purposes based on their original contracting date. Immediate and full vesting in Participating Company contributions shall occur in the event of a participant’s death, permanent disability, or attainment of age 65.

Forfeited shares of terminated participants’ nonvested accounts are allocated to participants based on current year contributions to the Plan. Forfeited shares of 17,725, 9,743, and 8,028 were allocated to participants for the years ended December 31, 2005, 2004, and 2003, respectively.

Although they have not expressed any intent to do so, the Participating Companies have the right to amend or terminate the Plan and the Trust at any time. Any such amendments to the Plan and the Trust may not diminish the rights of the participants.

AEGON USA Producers’ Stock

Purchase Plan and Plan Trust

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Plan Benefits

Total withdrawals from the Trust may occur at any time at the participant’s request. Participants who otherwise become ineligible to participate will be deemed to have requested a total withdrawal, with all vested shares distributed to them.

A participant becomes ineligible to participate in the Plan if they withdraw all of their shares from the Trust, if their contract or representation with a Participating Company terminates, or if they do not voluntarily contribute to the Plan for two full calendar years. Ineligible participants will not be allowed to resume participation in the Plan for at least one full calendar year.

Any non-vested benefits credited to an ineligible participant will be forfeited and reallocated to the remaining participants in their particular company or division. The forfeiture is calculated at the end of each year, based upon the remaining participants’ current year voluntary contributions to the Plan.

Partial withdrawals that do not trigger ineligibility are permitted under certain circumstances. Generally, these are limited to a single annual withdrawal and are based upon the participant’s age and years of service with the company. The maximum annual withdrawals allowed are 10% after 15 years of participation or after age 55 and 20% after 20 years of participation or after age 60. In addition, a participant who has a vested value of $250,000 or more may withdraw an amount of vested shares in excess of this amount. Any such withdrawal may not exceed $250,000 of the participant’s vested shares per calendar year. Such withdrawal does not cause a forfeiture of any non-vested amounts contributed by the Participating Companies.

AEGON USA Producers’ Stock

Purchase Plan and Plan Trust

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Investments

Common stock is valued on the basis of the NYSE quoted market value as of the day of valuation. The change in the difference between the fair value and the cost of common stock is reported in the statement of changes in net assets available for plan benefits as the change in net unrealized appreciation/depreciation in fair value of investments. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Dividend income is accrued on the ex-dividend date.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks, including a concentration of investment in a single entity risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

Tax Status

The Trust is not structured to qualify as an exempt plan under Section 401(a) of the Internal Revenue Code (the Code) of 1986. The Trust, as established under Section 677 of the Code, is intended to be a taxable grantor trust of the participant subject to the provisions of the Code Section 671 of the Code. Taxes of the Trust will be paid by the Trust and charged against the participants’ accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

AEGON USA Producers’ Stock

Purchase Plan and Plan Trust

Notes to Financial Statements (continued)

3. Investments

Proceeds from sales of AEGON N.V. common stock, cost of stock sold, and related realized losses were as follows:

	Year Ended December 31
	2005	2004	2003

Proceeds	$7,455,731	$5,479,013	$4,577,174
Cost of stock sold	7,469,295	5,488,001	5,108,474

Realized losses	$(13,564)	$(8,988)	$(531,300)

The change in unrealized gains (losses) of AEGON N.V. common stock held by the Plan are summarized below:
	2005	2004	2003

Unrealized losses at beginning of year	$(21,706,583)	$(19,747,503)	$(26,989,118)
Change in unrealized gains (losses)	7,665,779	(1,959,080)	7,241,615

Unrealized losses at end of year	$(14,040,804)	$(21,706,583)	$(19,747,503)

4. Trust Assets

Ownership interests in the assets of the Trust are represented by trust shares. One trust share is equivalent to one share of common stock. Each participant is the owner of the number of trust shares representing deposits made to the Trust on their behalf. At December 31, 2005 and 2004, the Trust held 2,737,912 and 2,694,850 vested shares valued at $16.32 and $13.71 per share, respectively.

5. Plan Benefits Due to Vest

Under the terms of the Plan, Participating Company contributions held separately by the Trustee vest quarterly on the first day following the end of each calendar quarter. These non-vested Participating Company contributions held by the Trustee in the form of common stock, had a fair value of $1,771,699 and $1,548,010 at December 31, 2005 and 2004, respectively.

AEGON USA Producers’ Stock

Purchase Plan and Plan Trust

Notes to Financial Statements (continued)

6. Related-Party Transactions

The Participating Companies pay substantially all administrative and operating expenses of the Plan and the Trust, except that the participants pay any brokerage fees incurred in the purchase or sale of common stock attributable to their voluntary contributions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AEGON USA PRODUCERS’ STOCK PURCHASE PLAN

By:	/s/ Brenda Clancy
Name:	Brenda K. Clancy
Title:	Executive Vice President
Chief Operating Officer
AEGON USA, Inc.

June 23, 2006